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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 3 FOR THE MONTH OF DECEMBER, 1999

                              VISIBLE GENETICS INC.
                           --------------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes   No X
                                      ---  ---

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                              VISIBLE GENETICS INC.

On December 16, 1999, the Company issued a press release to announce it has closed a private placement of 1.916 million common shares at US$15 per share, for total proceeds of US$28.74 million. The per-share price represents an 8.4% discount to Visible Genetics' closing stock price on December 7, 1999, the date the offering was priced. The shares were placed with US and European institutional investors. The funds will be used to accelerate marketing and manufacturing efforts in the US for the Company's TRUGENE-TM- HIV-1 Genotyping Kit, for new product development and for general working capital.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company intends to file a shelf registration statement with the US Securities and Exchange Commission covering the shares issued in the private placement within 30 days.

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act 1995. These forward-looking statements are subject to risks and uncertainties and other factors which may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products, and other risks as detailed from time to time in the Company's SEC filings and most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

The Company hereby incorporates by reference this Form 6-K into the Company's registration statements on Form F-3 (File Nos. 333-67607, 333-68939 and 333-91155) and Form S-8 (File Nos. 333-6454 and 333-8804).

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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  VISIBLE GENETICS INC.

Date: December 16, 1999           By: /s/ Kingsley Thomas
                                      -------------------
                                  Name: Kingsley Thomas

                                  Title: Director of Finance


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